JPMorgan Chase Financial Company LLC	December 2019

Pricing Supplement

Registration Statement Nos. 333-222672 and 333-222672-01

Dated December 19, 2019

Filed pursuant to Rule 424(b)(2)

Fixed Rate Callable Notes due March 23, 2022

Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

As further described below, we, JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, have the right to redeem the notes, in whole but not in part, on any quarterly redemption date, beginning on December 23, 2020 and ending on December 23, 2021, at a price equal to the principal amount being redeemed plus any accrued and unpaid interest. Subject to our quarterly redemption right, interest will accrue and be payable on the notes, in arrears, semiannually beginning on June 23, 2020 and ending on December 23, 2021 and on the maturity date, at an annual rate of 2.00%. The notes are unsecured and unsubordinated obligations of JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co., issued as part of JPMorgan Financial’s Medium-Term Notes, Series A, program. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.

FINAL TERMS
Issuer:	JPMorgan Chase Financial Company LLC, an indirect, wholly owned finance subsidiary of JPMorgan Chase & Co.
Guarantor:	JPMorgan Chase & Co.
Aggregate principal amount:	$25,000,000
Payment at maturity:	On the maturity date, we will pay you the principal amount of your notes plus any accrued and unpaid interest, provided that your notes are outstanding and have not previously been called on any redemption date.
Call feature:	On the 23rd calendar day of March, June, September and December of each year, beginning on December 23, 2020 and ending on December 23, 2021 (each, a “redemption date”), we may redeem your notes, in whole but not in part, at a price equal to the principal amount being redeemed plus any accrued and unpaid interest, subject to the business day convention and the interest accrual convention described below and in the accompanying product supplement.
Interest:

Subject to the interest accrual convention, with respect to each interest period, for each $1,000 stated principal amount note, we will pay you interest in arrears on each interest payment date in accordance with the following formula:

$1,000 × interest rate × day count fraction.

Interest period:	The period beginning on and including the original issue date of the notes and ending on but excluding the first interest payment date, and each successive period beginning on and including an interest payment date and ending on but excluding the next succeeding interest payment date or, if the notes are redeemed prior to that succeeding Interest payment date, ending on but excluding the applicable redemption date, subject to the interest accrual convention described below and in the accompanying product supplement
Interest payment dates:	Interest on the notes will be payable in arrears on the 23rd calendar day of June and December of each year, beginning on June 23, 2020 to and including December 23, 2021 and on the maturity date (each, an “interest payment date”), subject to any earlier redemption and the business day convention and interest accrual convention described below and in the accompanying product supplement.
Interest rate:	2.00% per annum
Stated principal amount:	$1,000 per $1,000 stated principal amount note
Issue price:	$1,000 per $1,000 stated principal amount note (see “Commissions and issue price” below)
Pricing date:	December 19, 2019
Original issue date (settlement date):	December 23, 2019
Maturity date:	March 23, 2022, subject to the business day convention
Business day convention:	Following
Interest accrual convention:	Unadjusted
Day count fraction:	30 / 360
CUSIP / ISIN:	48130USZ9 / US48130USZ92
Listing:	The notes will not be listed on any securities exchange.
Agent:	J.P. Morgan Securities LLC (“JPMS”)
Commissions and issue price:	Price to public(1)	Fees and commissions(2)	Proceeds to issuer
Per PLUS	$1,000.00	$2.00	$998.00
Total	$25,000,000.00	$50,000.00	$24,950,000.00
(1)	The price to public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2)	JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions of $2.00 per $1,000 stated principal amount note it receives from us to Morgan Stanley Smith Barney LLC (“Morgan Stanley Wealth Management”). See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page PS-18 of the accompanying product supplement and “Risk Factors” beginning on page PS-4 of this document.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

You should read this document together with the related product supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below. Please also see “Additional Information about the PLUS” at the end of this document.

Product supplement no. 1-I dated April 5, 2018:

http://www.sec.gov/Archives/edgar/data/19617/000089109218003346/e78092_424b2.htm

Prospectus supplement and prospectus, each dated April 5, 2018: http://www.sec.gov/Archives/edgar/data/19617/000095010318004508/dp87767_424b2-ps.pdf

JPMorgan Chase Financial Company LLC

Fixed Rate Callable Notes due March 23, 2022

The Notes

The notes offered are unsecured and unsubordinated obligations of JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Interest on the notes will accrue and be payable on the notes, in arrears semiannually on the 23rd calendar day of June and December of each year, beginning on June 23, 2020 to and including December 23, 2021 and on the maturity date. Beginning December 23, 2020, we have the right to redeem the notes, at our discretion, in whole but not in part, on any quarterly redemption date, at a price equal to the principal amount being redeemed plus any accrued and unpaid interest. If we decide to redeem the notes, we will give you notice at least 5 business days and not more than 15 business days before the applicable redemption date. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.

Supplemental Terms of the Notes

Payment upon an Event of Default

Notwithstanding anything to the contrary in the accompanying product supplement, for purposes of “General Terms of Notes — Payment upon an Event of Default” in the accompanying product supplement, in case of the acceleration of the notes upon an event of default, any accrued and unpaid interest payable upon acceleration of the notes will be calculated on the basis of a 360-day year and the actual number of days in the adjusted interest period and will be based on the interest rate.

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Hypothetical Examples

The following examples illustrate how the hypothetical interest payment for an interest period is calculated if we choose to call the notes early or choose not to call the notes early on any redemption date in our sole discretion, assuming that, except as specified below, the day count fraction for the applicable interest period is equal to 180 / 360. The actual day count fraction for an interest period will be calculated in the manner set forth in the accompanying product supplement. The hypothetical interest payments in the following examples are for illustrative purposes only and may not correspond to the actual interest payments for any interest period applicable to a purchaser of the notes. The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1: If we choose to call the notes early on a redemption date and the redemption date is March 23, 2021, we will pay you $1,000 for each $1,000 stated principal amount note plus any accrued and unpaid interest at the interest rate of 2.00% per annum. Because the redemption date occurs prior to the end of the interest period, that interest period will now end on but excluding the redemption date. Therefore, assuming the day count fraction for this shortened interest period is 90 / 360, the interest payment per $1,000 stated principal amount note on the redemption date will be calculated as follows:

$1,000 × 2.00% × (90 / 360) = $5.00

We will pay you a principal payment of $1,000 for each $1,000 stated principal amount note on the redemption date. Therefore, you will receive $1,005.00 for each $1,000 stated principal amount note ($1,000 of principal plus $5.00 of interest) on the redemption date, but you will not receive any further interest or principal payments from us.

Example 2: If we choose not to call the notes early on any prior redemption date and on the redemption date corresponding to the interest payment date and the interest payment date is June 23, 2021, we will pay you any accrued and unpaid interest on the applicable interest payment date at the interest rate of 2.00% per annum. Therefore, the interest payment per $1,000 stated principal amount note will be calculated as follows:

$1,000 × 2.00% × (180 / 360) = $10.00

We will pay you an interest payment of $10.00 for each $1,000 stated principal amount note on that interest payment date. Because the notes have not been called, you will be entitled to receive additional interest payments until the maturity date or, if the notes are redeemed earlier, the applicable redemption date. You will also receive a payment of principal on the maturity date or, if the notes are redeemed early, the applicable redemption date.

Example 3: If we choose not to call the notes prior to the maturity date and today is the maturity date, we will pay you $1,000 for each $1,000 stated principal amount note plus any accrued and unpaid interest on the maturity date at the interest rate of 2.00% per annum. Therefore, assuming the day count fraction for this final interest period is 90 / 360, the interest payment per $1,000 stated principal amount note on the maturity date will be calculated as follows:

$1,000 × 2.00% × (90 / 360) = $5.00

We will pay you a principal payment of $1,000 for each $1,000 stated principal amount note on the maturity date. Therefore, you will receive $1,005.00 for each $1,000 stated principal amount note ($1,000 of principal plus $5.00 of interest) on the maturity date, and you will not receive any further interest or principal payments from us.

The hypothetical payments on these notes shown above apply only if you hold the notes for their entire term or until earlier redemption. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical payments shown above would likely be lower.

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JPMorgan Chase Financial Company LLC

Fixed Rate Callable Notes due March 23, 2022

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the notes. For further discussion of these and other risks, you should read the section entitled “Risk Factors” of the accompanying product supplement. We urge you to consult your investment, legal, tax, accounting and other advisers in connection with your investment in the notes.

▪	We may call your notes prior to their scheduled maturity date. We may choose to call the notes early or choose not to call the notes early on any redemption date in our sole discretion. If the notes are called early, you will receive the principal amount of your notes plus any accrued and unpaid interest to, but excluding, the applicable redemption date. The aggregate amount that you will receive through and including the applicable redemption date will be less than the aggregate amount that you would have received had the notes not been called early. If we call the notes early, your overall return may be less than the yield that the notes would have earned if you held your notes to maturity and you may not be able to reinvest your funds at the same rate as the original notes. We may choose to call the notes early, for example, if U.S. interest rates decrease or do not rise significantly or if volatility of U.S. interest rates decreases significantly.
▪	The notes are subject to our and JPMorgan Chase & Co.’s credit risks, and our and JPMorgan Chase & Co.’s credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the market value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
▪	As a finance subsidiary, JPMorgan Financial has no independent operations and has limited assets. As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of our affiliates to make payments under loans made by us or other intercompany agreements. As a result, we are dependent upon payments from our affiliates to meet our obligations under the notes. If these affiliates do not make payments to us and we fail to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co.
▪	Economic interests of the issuer, the guarantor, the calculation agent, the agent of the offering of the notes and other affiliates of the issuer may be different from those of investors. We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes and hedging our obligations under the notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

In addition, our and JPMorgan Chase & Co.’s business activities, including hedging and trading activities for our and JPMorgan Chase & Co.’s own accounts or on behalf of customers, could cause our and JPMorgan Chase & Co.’s economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement for additional information about these risks.

▪	The notes are subject to reinvestment risk. If we redeem the notes, the term of the notes may be reduced and you will not receive interest payments after the applicable redemption date. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return and/or with a comparable interest rate for a similar level of risk in the event the notes are redeemed prior to the maturity date.
▪	Certain built-in costs are likely to affect adversely the value of the notes prior to maturity. While the payment at maturity described in this document is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission, if any, and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission, if any,

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and hedging costs, including those referred to under “Many Economic and Market Factors Will Impact the Value of the Notes” below.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

▪	Secondary trading may be limited. The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
▪	Secondary market prices of the notes will be impacted by many economic and market factors. The notes will be affected by a number of economic and market factors that may either offset or magnify each other, including but not limited to:
o	any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads;
o	the time to maturity of the notes;
o	interest and yield rates in the market generally, as well as the volatility of those rates; and
o	the likelihood, or expectation, that the notes will be redeemed by us, based on prevailing market interest rates or otherwise.

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JPMorgan Chase Financial Company LLC

Fixed Rate Callable Notes due March 23, 2022

Additional Information about the Notes

Please read this information in conjunction with the summary terms on the front cover of this document.

Additional Provisions:
Minimum ticketing size:	$1,000 / 1 note
Trustee:	Deutsche Bank Trust Company Americas (formerly Bankers Trust Company)
Calculation agent:	JPMS
Tax considerations:

Prospective investors should note that the discussion under “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement 1-I does not apply to the notes issued under this document and is superseded by the following discussion.

The following is a discussion of the material U.S. federal income and certain estate tax consequences of owning and disposing of the notes, and constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP. It applies to you only if you are an initial investor who purchases a note at its issue price for cash and holds it as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).

This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to you in light of your particular circumstances, including alternative minimum tax consequences, the consequences to taxpayers subject to special tax accounting rules under Section 451(b) of the Code, the potential application of the provision of the Code known as the Medicare contribution tax and the different consequences that may apply if you are an investor subject to special treatment under the U.S. federal income tax laws, such as:

•         a financial institution;

•         a “regulated investment company” as defined in Code Section 851;

•         a tax-exempt entity, including an “individual retirement account” or “Roth IRA” as defined in Code Section 408 or 408A, respectively;

•         a dealer in securities;

•         a person holding a note as part of a “straddle,” conversion transaction or integrated transaction, or who has entered into a “constructive sale” with respect to a note;

•         a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar;

•         a trader in securities who elects to apply a mark-to-market method of tax accounting; or

•         a partnership or other entity classified as a partnership for U.S. federal income tax purposes.

If you are a partnership for U.S. federal income tax purposes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and your activities.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date hereof, changes to any of which, subsequent to the date hereof, may affect the tax consequences described herein, possibly with retroactive effect. As the law applicable to the U.S. federal income taxation of instruments such as the notes is technical and complex, the discussion below necessarily represents only a general discussion. Moreover, the effects of any applicable state, local or non-U.S. tax laws are not discussed. You should consult your tax adviser concerning the application of U.S. federal income and estate tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction.

Tax Consequences to U.S. Holders

You are a “U.S. Holder” if for U.S. federal income tax purposes you are a beneficial owner

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of a note that is:

•         a citizen or individual resident of the United States;

•         a corporation created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•         an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Tax Treatment Prior to Maturity

It is expected, and therefore this discussion assumes, that the notes will be issued without original issue discount for U.S. federal income tax purposes. Stated interest on the notes will generally be taxable to you as ordinary interest income at the time it accrues or is received, in accordance with your method of accounting for U.S. federal income tax purposes.

Tax Treatment upon Sale or Exchange

You will recognize capital gain or loss on the sale, exchange or retirement of a note equal to the difference between the amount received (other than amounts received in respect of accrued interest, which will be treated as described under “— Tax Treatment Prior to Maturity”) and your adjusted tax basis in the note.  Your gain or loss generally will be long-term capital gain or loss if at the time of the sale, exchange or retirement you held the notes for more than one year, and short-term capital gain or loss otherwise. Long-term capital gains recognized by non-corporate U.S. holders are generally subject to taxation at reduced rates. Any capital loss you recognize may be subject to limitations.

Your adjusted tax basis in a note generally will be equal to your original purchase price for the note.

Tax Consequences to Non-U.S. Holders

You are a “Non-U.S. Holder” if for U.S. federal income tax purposes you are a beneficial owner of a note that is:

•         a nonresident alien individual;

•         a foreign corporation; or

•         a foreign estate or trust.

You are not a “Non-U.S. Holder” for purposes of this discussion if you are an individual present in the United States for 183 days or more in the taxable year of disposition of a note. In this case, you should consult your tax adviser regarding the U.S. federal income tax consequences of the sale or exchange of a note (including early redemption or redemption at maturity).

Subject to the discussion of “FATCA” below, income and gain from a note generally will be exempt from U.S. federal income tax (including withholding tax) if these amounts are not effectively connected with your conduct of a U.S. trade or business and you provide a properly completed applicable Internal Revenue Service (“IRS”) Form W-8 appropriate to your circumstances.

If you are engaged in a U.S. trade or business, and if income or gain from a note is effectively connected with your conduct of that trade or business (and, if an applicable income tax treaty so requires, is attributable to a permanent establishment in the United States), although exempt from the withholding tax discussed above, you generally will be taxed in the same manner as a U.S. Holder with respect to that income. You will not be subject to withholding in this case if you provide a properly completed IRS Form W-8ECI. If this paragraph applies to you, you should consult your tax adviser with respect to other U.S. tax consequences of owning and disposing of notes, including the possible imposition of a 30% branch profits tax if you are a corporation.

Federal Estate Tax

If you are an individual Non-U.S. Holder or an entity the property of which is potentially includible in that individual’s gross estate for U.S. federal estate tax purposes (for example,

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Fixed Rate Callable Notes due March 23, 2022

a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), your notes generally will not be treated as U.S.-situs property subject to U.S. federal estate tax, provided that your income from the notes is not then effectively connected with your conduct of a U.S. trade or business.

Backup Withholding and Information Reporting

Interest accrued or paid on your notes and the proceeds received from a sale or exchange of your notes (including early redemption, acceleration or redemption at maturity) will generally be subject to information reporting unless you are an “exempt recipient.” You may also be subject to backup withholding on payments in respect of your notes unless you provide proof of an applicable exemption or a correct taxpayer identification number and otherwise comply with applicable requirements of the backup withholding rules. If you are a Non-U.S. Holder, you will not be subject to backup withholding if you provide a properly completed IRS Form W-8 appropriate to your circumstances. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

FATCA

Legislation commonly referred to as “FATCA,” and regulations promulgated thereunder, generally impose a 30% withholding tax on payments to certain foreign entities (including financial intermediaries) with respect to debt instruments such as the notes, unless various U.S. information reporting and due diligence requirements have been satisfied. An intergovernmental agreement between the United States and the foreign entity’s jurisdiction may modify these requirements. This regime applies to payments of interest and to the payment on your notes at maturity, as well as the proceeds of any sale or other disposition of a note, although under recently proposed regulations (the preamble to which specifies that taxpayers are permitted to rely on them pending finalization), no withholding will apply to payments of gross proceeds (other than any amount treated as interest). You should consult your tax adviser regarding the potential application of FATCA to the notes.

The Issuer will not pay any additional amounts with respect to any withholding tax.

YOU SHOULD CONSULT YOUR TAX ADVISER REGARDING THE TAX CONSEQUENCES OF OWNING AND DISPOSING OF NOTES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. FEDERAL OR OTHER TAX LAWS.

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Validity of the notes and the guarantee:	In the opinion of Davis Polk & Wardwell LLP, as special products counsel to JPMorgan Financial and JPMorgan Chase & Co., when the notes offered by this pricing supplement have been executed and issued by JPMorgan Financial and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of JPMorgan Financial and the related guarantee will constitute a valid and binding obligation of JPMorgan Chase & Co., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to (i) the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above or (ii) any provision of the indenture that purports to avoid the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law by limiting the amount of JPMorgan Chase & Co.’s obligation under the related guarantee. This opinion is given as of the date hereof and is limited to the laws of the State of New York, the General Corporation Law of the State of Delaware and the Delaware Limited Liability Company Act. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated March 8, 2018, which was filed as an exhibit to the Registration Statement on Form S-3 by JPMorgan Financial and JPMorgan Chase & Co. on March 8, 2018.
Where you can find more information:

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this document together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes of which these notes are a part, and the more detailed information contained in the accompanying product supplement.

This document, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, stand-alone fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” section of the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

• Product supplement no. 1-I dated April 5, 2018:

http://www.sec.gov/Archives/edgar/data/19617/000089109218003346/e78092_424b2.htm

• Prospectus supplement and prospectus, each dated April 5, 2018:

http://www.sec.gov/Archives/edgar/data/19617/000095010318004508/dp87767_424b2-ps.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617.

As used in this document, “we,” “us,” and “our” refer to JPMorgan Financial.

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